June 1, 2015

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
Facsimile: (202) 772-9198

Attention:	Jeffrey P. Riedler

Dan Greenspan
Preston Brewer

VIA EDGAR

Re:	PlasmaTech Biopharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-3 Filed on May 15, 2015 File No. 333-204179

Dear Mr. Riedler:

Effective immediately, the undersigned hereby withdraws the request for acceleration sent to your office via EDGAR on May 29, 2015, which requested that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 5:00 p.m., Eastern time, on June 1, 2015, or as soon as practicable thereafter.

Should you have any questions regarding this withdrawal, please do not hesitate to contact Jack Concannon of Morgan Lewis & Bockius LLP, counsel to the Company, at (617) 951-8874.

Very Truly Yours,

PlasmaTech Biopharmaceuticals, Inc.

By: /s/ Jeffrey B. Davis

Name:  Jeffrey B. Davis

Title:   Chief Operating Officer